SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –11º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

NIRE 53300000859/CNPJ 00.0001.180/0001 -26

I hereby certify, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, gathered at the main office of the company, at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Room 203 of the Centro Empresarial Varig Building – Brasilia – DF, on March 30, 2010, beginning at 10:00 a.m. Chairman Marcio Pereira Zimmermann presided the meeting and the following Directors were present: José Antonio Muniz Lopes, Miriam Aparecida Belchior, José Antonio Corrêa Coimbra, Arlindo Magno de Oliveira, Virginia Parente de Barros and Lindemberg de Lima Bezerra. The following subjects were discussed:

FORMAL DELIBERATIONS

1 “LIGHT FOR ALL PROGRAM”:

1.1 CEREJ. Light for All Program – 2nd Tranche – Granting of Financing and Subventions – RGR and CDE funding. Res-291 dated March 23, 2010.

2 “RELUZ PROGRAM”:

2.1 CHESF – RELUZ Program – Granting of Financing for the Expansion of Public Lighting of the city of Recife – Pe – RGR funding. Res – 198, dated February 24, 2010

2.2 CHESF. ECF-2684/2008 – Reluz Program: contractual change of the credit value, going from R$1,132,992.03, to R$1,117,201.98, with modifications to the physical targets and a reduction of the ELETROBRAS participation. Res – 199, dated February 24, 2010.

2.3 FURNAS. RELUZ Program – Granting of Financing for the Improvement of the Public Illumination of Anápolis – GO – RGR funding. Res-242, dated March 10, 2010.

2.4 ELETRONORTE. RELUZ Program – Granting of Financing for the Improvement of the Public Illumination of 215 municipalities of the state of Maranhão – using RGR funding, in the amount of up to R$62.834.288,34. Res-261, dated March 17, 2010.

2.5 ELETRONORTE. RELUZ Program – Granting of Financing for the Expansion of Public Illumination in 215 municipalities of the State of Maranhão – with RGR funding of up to R$29,458,733.60. Res-262, dated March 17, 2010.

2.6 LIGHT. RELUZ Program – Granting of Financing for the Improvement of Public Illumination in the municipality of São João de Meriti/RJ, with RGR funding. Res – 263, dated March 17, 2010.

2.7 CELTINS. RELUZ Program – Granting of Financing for the Improvement and Expansion of Public Illumination of 139 municipalities of the State of Tocantins – TO, with RGR funds. Res-292, dated March 26, 2010.

3 OTHER FNANCINGS/CONTRACTS/CHANGES:

3.1 ELETROBRAS – UHEBaguari – ELETROBRAS signs as intervenor and solidary with FURNAS in the financing contract to be signed with BNDES. Res-219, dated March 03, 2010.

3.2 ELETROACRE. Regulation Project for clandestine consumers, granting of financing with RGR funds. Res-220, dated March 04, 2010.

3.3 CEAL. Granting of financing with RGR fuding in the amount of R$12,263,931.00 – Substation Automation Program Phase 4. Res-244, dated March 10, 2010.

3.4 Amazonas Energia. Granting of Financing with RGR funding, of up to R$28.365.400,00, for the expansion of thermal generation capacity – purchase and installation of 6 generators. Res-245, dated March 10, 2010.

3.5 CERON. Regulation Project of Consumer Units, granting of financing with RGR funding. Res – 246, dated March 10, 2010.

3.6 ELETROSUL – Debt restructuring with ELETROBRAS. Res -289, dated March 23, 2010.

PR Av. Presidente Vargas, 409 –11º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	2

4 CORPORATE MATTERS:

4.1 2009 Balance Sheets and Calling of the 156th General Extraordinary Shareholders Meeting and the 50th General Shareholders Meeting.

4.2 FURNAS – Corporate Guarantee of ELETROBRAS to the Foz do Chapecó Hydro Unit. Res-265 dated March 17, 2010.

4.3 Subscription of shares of the Companhia de Transmissão de Energia Elétrica Paulista –CTEEP. Res – 290, dated March 23, 2010.

4.4 Election of two Executive Directors.

5 ADMINISTRATIVE MATTERS:

5.1 Financial contribution to the “Theatro Municipal – Internal restauration and proximity” Project. Res 142, dated February 11, 2010 and Deliberation 068, dated February 22, 2010. Res – 279, Dated March 23, 2010.

6 FOR INFO OF BOARD OF DIRECTORS:

6.1 Minutes of the Fiscal Council Meeting, held on January 22, 2010.

Brasilia, March 30, 2010.

Afrânio de Alencar Matos Fº
Secretary General - Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.